Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999
	(In thousands, except ratio data)
Income Before Income Taxes	$ 11,160	$ 10,802	$ 3,468	$ 8,229	$ 9,663

Interest on Indebtedness	6,813	7,952	11,311	10,346	8,920

Portion of rents representative
of the interest factor	1,046	949	883	828	746

Earnings as adjusted	$ 19,019	$ 19,703	$ 15,662	$ 19,403	$ 19,329

Fixed Charges:

Interest on Indebtedness	$ 6,813	$ 7,952	$ 11,311	$ 10,346	$ 8,920

Portion of rents representative
of the interest factor	1,046	949	883	828	746

Fixed Charges	$ 7,859	$ 8,901	$ 12,194	$ 11,174	$ 9,666

Ratio of Earnings
to Fixed Charges	2.42	2.01	1.28	1.74	2.00